EXHIBIT 99.1

JOINT FILING AGREEMENT

THIS AGREEMENT (this “Agreement”) is made and entered into as of the 14th day of March, 2007 by and among the undersigned parties (collectively, the “Reporting Persons”).

W I T N E S S E T H:

WHEREAS, the Reporting Persons have each acquired beneficial ownership of shares of common stock, $.001 par value per share (the “Common Stock”), of Meadow Valley Corporation, a Nevada corporation (the “Company”);

WHEREAS, due to the nature of their relationship to one another, the Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(d)(3) under the Securities Exchange Act of 1934, as amended (the “Act”); and

WHEREAS, the Reporting Persons desire to jointly file a Schedule 13D with the Securities and Exchange Commission (the “Commission”) to satisfy their obligations pursuant to Section 13(d) of the Act and the regulations promulgated thereunder.

NOW, THEREFORE, in consideration of the foregoing, of the mutual covenants herein contained and of other good and valuable consideration, the receipt, adequacy and sufficiency of which is hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

1. In accordance with Rule 13D-1(k)(1) under the Act, each of the parties hereto hereby consents to the filing of, and shall jointly file, or cause to be filed, with the Commission, a Schedule 13D with respect to their investments in the Company in order to satisfy their obligations under Section 13(d) of the Act and the regulations promulgated thereunder. Each Reporting Person is eligible to use the Schedule 13D on which such information is filed.

2. Each of the parties hereto hereby consents to the filing of, and shall jointly file, or cause to be filed with the Commission, any and all subsequent amendments to the Schedule 13D, including, if permitted, the filing of a Schedule 13G, which may hereafter be required to be filed by the Reporting Persons with respect to their investments in the Company in order to satisfy their obligations under Section 13(d) of the Act and the regulations promulgated thereunder.

3. Each Reporting Person will be responsible for the timely filing of the Schedule 13D, and all amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein. No Reporting Person will be responsible for the completeness or accuracy of the information concerning any other Reporting Person contained in the Schedule 13D or any amendment thereto, except to the extent such Reporting Person knows or has reason to believe that such information is inaccurate.

4. This Agreement may be executed in counterparts, all of which when taken together will constitute one and the same instrument.

[Signatures on Following Page]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first above written.

CD CAPITAL MANAGEMENT LLC
By: ZPII L.P., its Managing Member
By: C3 Management Inc., its General Partner
/s/ John D. Ziegelman
Name: John D. Ziegelman
Title: President
/s/ John D. Ziegelman
John D. Ziegelman